UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Provides Clarification on Braskem
—

Rio de Janeiro, March 26, 2025 – Petróleo Brasileiro S.A. - Petrobras, in relation to the article published today in the Brazilian newspaper Valor Econômico: "Creditor banks and Petrobras negotiate shareholder agreement at Braskem," reiterates that no decision has been made regarding its participation in Braskem.

Petrobras conducted due diligence at Braskem for the possible exercise of tag along or preemptive rights, in the event of the sale of shares held by Novonor in Braskem, as provided for in the Shareholders' Agreement between Petrobras and Novonor, and continues to study alternatives.

Petrobras reaffirms that decisions on investments and divestments are based on thorough analyses and technical studies, in compliance with governance practices and applicable internal procedures.

Material facts on the subject will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer